UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 3, 2026, Spotify Technology S.A. (the “Company”) announced the resignation of Heidi O’Neill from the Company’s Board of Directors (the “Board”), effective as of September 3, 2026. Ms. O’Neill’s decision to resign from the Board is not due to any disagreement with the Company.

“Heidi has been part of Spotify's story since before we were a public company. For nearly nine years, she brought a rare instinct for consumers and brands, and her perspective genuinely shaped how we think. We'll miss her, and I know she'll do remarkable things at Lululemon,” said Daniel Ek, Founder and Executive Chairman of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: September 3, 2026	By:	/s/ Kevan Choset
	Name:	Kevan Choset
	Title:	General Counsel